Exhibit 99.1

ImmunoPrecise Announces Appointment of Dr. Ilse Roodink to the Role of Chief Scientific Officer and Resignation of Dr. Yasmina Abdiche

VICTORIA, British Columbia--(BUSINESS WIRE)--June 2, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, announced today that Dr. Yasmina Abdiche, Chief Scientific Officer, will resign effective July 1, 2021, to pursue other opportunities, and that the board of directors has appointed Dr. Ilse Roodink to take over the role of Chief Scientific Officer.

Since 2019, Dr. Ilse Roodink has served as Chairwoman of Talem Therapeutics’ Scientific Advisory Committee and has been instrumental in leading IPA’s SARS-CoV-2 Polytope™ Cocktail program, serving as the Company’s COVID-19 Global Project Manager. In her concurrent role as Scientific Director, she has overseen contract research project execution and management at the Company’s Dutch facility in Oss. Dr. Roodink is also actively involved in the integration of innovative technologies supporting antibody discovery, characterization, and engineering.

Prior to IPA, Dr. Roodink was employed at ModiQuest Research, which was acquired by the Company in 2018. Dr. Roodink received her PhD from Radboud University Nijmegen and continued her studies as a postdoctoral researcher developing an in vitro platform to isolate single domain antibodies specifically recognizing native tumor targets, scientific areas where she has made significant contributions through research and peer-reviewed publications.

Dr. Jennifer Bath, IPA’s Chief Executive Officer, stated that “On behalf of IPA, we would like to congratulate Dr. Roodink on her appointment to the role of Chief Scientific Officer. Her expertise, drive, and leadership have underpinned many facets of IPA’s success in the advancement of the Company’s CRO services and internal pipeline development, including its COVID programs.”

“I would like to thank Dr. Abdiche for her contributions to our progress and we wish her all the best in her future endeavours,” concluded Dr. Bath.

About ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com